UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

(x)	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008.

Or

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________________ to _____________________.

Commission File No. 001-11595

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASTEC INDUSTRIES, INC.
1725 Shepherd Road
Chattanooga, Tennessee 37421

(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

    Audited Financial Statements and Supplemental Schedule
    Astec Industries, Inc. 401(k) Retirement Plan
    As of December 31, 2008 and 2007 and for the Year Ended December 31, 2008 with
                       Reports of Independent Registered Public Accounting Firm

    Report of Independent Registered Public Accounting Firm

    Audited Financial Statements:
        Statements of Net Assets Available for Benefits
        Statement of Changes in Net Assets Available for Benefits
        Notes to Financial Statements

    Supplemental Schedule:
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

    Edgar filing only:
        Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedule

Astec Industries, Inc 401(k) Retirement Plan

As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2008 and 2007, and for the Year Ended December 31, 2008

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule
Schedule H, Line 4(i)-Schedule of Assets (Held at End of Year)	14

Report of Independent Registered Public Accounting Firm

The Plan Committee
Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP
Chattanooga, Tennessee
June 23, 2009

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$102,379,094	$135,539,978
Contribution receivables:
Participants	10,638	12,964
Employer	98,436	96,913
Total receivables	109,074	109,877
Total assets	102,488,168	135,649,855

Liabilities
Excess participant contributions payable	36,009	78,716
Net assets available for benefits at fair value	102,452,159	135,571,139
Adjustment from fair value to contract value for
investment in collective trust fund	2,159,206	203,951
Net assets available for benefits	$104,611,365	$135,775,090

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income	$2,827,561

Contributions:
Participants	10,835,643
Employer	4,862,904
Rollover	1,282,674
16,981,221
Total additions	19,808,782

Deductions from net assets attributed to:
Net depreciation in fair value of investments	41,997,762
Benefits paid to participants	8,937,347
Administrative expenses	37,398
Total deductions	50,972,507

Net decrease	(31,163,725)

Net assets available:
Beginning of year	135,775,090
End of year	$104,611,365

See accompanying notes.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by a committee appointed by the Company.

Contributions

Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the Plan document, subject to Internal Revenue Code (the Code) limitations. The Company matches 75% of each participant’s contribution up to 4% of the participant’s compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the match contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions and Plan investment results. Allocations of Plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their entire account balance.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investments

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted prices in an active market, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock are valued at quoted prices in an active market as of the last business day of the Plan year. The loans to participants are valued at their outstanding balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through its J.P. Morgan Stable Value Investment Fund (the Stable Value Fund). As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Stable Value Fund and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Stable Value Fund is based on information reported by the issuer of the common collective trust at year-end. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.  Interest is recognized when earned.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. The Plan adopted FAS 157 effective January 1, 2008.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the Plan sponsor in 2008 and 2007 included those for the annual audit, legal and discrimination testing. Loan administrative fees are charged to the borrowing participant’s account.

3. Fair Value Measurements

FAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level l – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year-end which is based on the closing price reported in the active market.

Collective Trust Fund:  Valued at the underlying investments of the fund minus its liabilities and then divided by the number of shares outstanding.

Participant Loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level l	Level 2	Level 3	Total

Mutual funds	$71,675,454	$–	$–	$71,675,454
Common stock	6,690,957	–	–	6,690,957
Common collective trust	–	18,905,265	–	18,905,265
Participation loans	–	–	5,107,418	5,107,418
Total	$78,366,411	$18,905,265	$5,107,418	$102,379,094

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Participants
Loans

Balance, beginning of year	$4,799,676
Purchases, sales, issuance and settlements (net)	307,742
Balance, end of year	$5,107,418

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

4. Investments

During 2008, the Plan’s investments appreciated (depreciated) in fair value as follows:

Net Appreciation (Depreciation) in Fair Value of Investments

Fair values determined by quoted market prices:
Common stock	$(1,223,701)
Shares of registered investment companies	(41,570,578)
Fair value as determined by quoted redemption value:
Collective trust fund	796,517
$(41,997,762)

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2008	2007

J.P. Morgan Stable Asset Investment Fund*	$18,905,265	$14,270,837
J.P. Morgan Intrepid Growth Fund	7,590,897	12,210,445
J.P. Morgan Smart Retirement 2020	6,624,226	8,465,742
J. P. Morgan Smart Retirement 2015**	4,645,382	7,500,374
American Century Growth Fund	6,927,088	11,405,362
American Century Value Fund	–	13,229,422
American Century Vista**	3,748,174	7,328,967
Eaton Vance Large Capital Growth Fund	8,558,128	–
UBS US Large Capital Growth Fund	11,028,049	19,881,055
The Boston Company International Core Equity Fund	–	7,717,449
Astec Industries, Inc. Common Stock	6,690,957	8,083,935

*The J.P. Morgan Stable Asset Investment Fund is shown at fair value, the contract value at December 31, 2008 and 2007, is $21,064,471 and $14,474,788, respectively.
**Investment is less than 5% of net assets at December 31, 2008.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS), dated June 10, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Party-in-Interest Transactions

Transactions with parties in interest include investments in the Company’s common stock, participant loans, investments in JP Morgan Funds and investments through JP Morgan Chase Bank & Trust, the trustee.

8. Excess Participants Contributions Payable

During 2008 and 2007, the Company determined that excess participant’s contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess participants contributions, plus or minus earnings or losses thereon, of $36,009 and $78,716 in 2008 and 2007, respectively, subsequent to year end to comply with the applicable requirements of the Code. These amounts are recorded as excess participant’s contributions payable in the accompanying Statements of Net Assets Available for Benefits.

Astec Industries, Inc. 401(k) Retirement Plan

Notes to Financial Statements (continued)

9. Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2008	2007

Net assets available for benefits per the financial statements	$104,611,365	$135,775,090
Deemed loans not reported on Form 5500	(68,235)	(58,036)
Adjustment to report collective trust fund at fair value	(2,159,206)	(203,951)
Net assets available for benefits per the Form 5500	$102,383,924	$135,513,103

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per the Form 5500:

Year Ended December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(31,163,725)
Less: deemed loans not reported on Form 5500 at December 31, 2008	(68,235)
Plus: deemed loans not reported on Form 5500 at December 31, 2007	58,036
Less: adjustment to report collective trust fund at fair value at December 31, 2008	(2,159,206)
Plus: adjustment to report collective trust fund at fair value at December 31, 2007	203,951
Net income per the Form 5500	$(33,129,179)

Supplemental Schedule

Astec Industries, Inc. 401(k) Retirement Plan
EIN: 62-0873631 Plan Number: 001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value

	American Century	Growth Fund	$6,927,088
	American Century	Vista Fund	3,748,174
	American Century	Small Capital Value Fund	3,629,628
*	J.P. Morgan	Stable Asset Investment Fund	18,905,265
*	J.P. Morgan	Smart Retirement 2010 Fund	4,149,803
*	J.P. Morgan	Smart Retirement 2015 Fund	4,645,382
*	J.P. Morgan	Smart Retirement 2020 Fund	6,624,226
*	J.P. Morgan	Smart Retirement 2025 Fund	114,985
*	J.P. Morgan	Smart Retirement 2030 Fund	4,444,762
*	J.P. Morgan	Smart Retirement 2035 Fund	156,864
*	J.P. Morgan	Smart Retirement 2040 Fund	2,207,995
*	J.P. Morgan	Smart Retirement 2045 Fund	84,727
*	J.P. Morgan	Smart Retirement 2050 Fund	85,006
*	J.P. Morgan	Smart Retirement Income Fund	1,631,574
*	J.P. Morgan	Intrepid Growth Fund	7,590,897
	UBS	US Large Capital Growth Fund	11,028,049
	Harbor Funds	International Administrative Fund	5,227,860
	Eaton Vance	Value Capital Large Company Fund	8,558,128
	Schwab	Brokerage accounts	820,306
*	Astec Industries, Inc.	Common stock	6,690,957
*	Participant notes receivable	Interest Ranges from 5.0-10.0% , maturity varies through 2028	5,107,418
	Total assets held for investments		$102,379,094

*	Represents a party-in-interest to the Plan.
	Note: Cost information has not been included because all investments are participant-directed.

SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 23, 2009

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By/s/ F. McKamy Hall
F. McKamy Hall, Member
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 26, 2009